June 2, 2023

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request of Fresenius Medical Care AG &Co. KGaA

Registration Statement on Form F-4, as amended (File No. 333-271081)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Fresenius Medical Care AG & Co. KGaA (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, June 6, 2023, at 3:00 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Baker & McKenzie LLP by calling Thomas Rice at (212) 626-4412. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Baker & McKenzie LLP, Attention: Thomas Rice, by email at Thomas.Rice@Bakermckenzie.com.

[Signature Page Follows]

FRESENIUS MEDICAL CARE AG & Co. KGaA

a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG,

its General Partner

By:	/s/ Helen Giza

Name:	Helen Giza
Title:	Chief Executive Officer, Chair of the Management Board
of the General Partner and acting Chief Financial Officer

By:	/s/ Alexandra Dambeck

Name:	Alexandra Dambeck
Title:	Executive Vice President, Head of Corporate Controlling & Corporate Accounting

cc:	Cornelis van Ophem - Global General Counsel - Fresenius
Medical Care AG & Co. KGaA

Thomas J. Rice, Baker & McKenzie LLP